

Mail Stop 3720

December 4, 2015

Mr. David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

      Re: **MDC Partners Inc.**
              Form 10-K for Fiscal Year Ended December 31, 2014
              Filed March 2, 2015
              Response Dated November 12, 2015
              File No. 001-13718

Dear Mr. Doft:

We have reviewed your November 12, 2015 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to our prior comment relates to our October 23, 2015 letter.

Goodwill and Indefinite-Lived Intangible, pages 50 - 51

1.   We note your response to comment 4. However, we continue to question why it is appropriate to use the same discount rate for all of your reporting units. It is unclear why a market participant would utilize an expected rate of return or WACC, "which is used *in combination with the other reporting units included within the partner firm network*," instead of a rate applicable to a reporting unit on stand-alone basis. Please advise and explain to us why an investor would not assign different risk premiums to each of your reporting units.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding the comment on the financial statements and related matters. Please contact William Mastrianna, Attorney-Advisor, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications